Exhibit 99.4

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Three Months Ended 30 June 2016
Key Information	Three Months Ended 30 June
	FY2017 US$M	FY2016 US$M	Movement
Net Sales From Ordinary Activities	477.7	428.3	Up	12%
Profit From Ordinary Activities After Tax Attributable to Shareholders	87.1	60.0	Up	45%
Net Profit Attributable to Shareholders	87.1	60.0	Up	45%
Net Tangible (Liabilities) Assets per Ordinary Share	US$(0.61)	US($0.80)	Up	24%

    Dividend Information

•	An FY2016 second half ordinary dividend (“FY2016 second half dividend”) of US29.0 cents per security was paid to share/CUFS holders on 5 August 2016.

•

The record date to determine entitlements to the FY2016 second half dividend was 9 June 2016 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2016 second half dividend was and future dividends will be unfranked for Australian taxation purposes.

•

The company was required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•	The Australian currency equivalent amount of the FY2016 second half dividend paid to share/CUFS holders on 5 August 2016 converted to a dividend payment of 38.8368 Australian cents per share/CUFS

•	No dividend reinvestment plan is currently in operation for dividends previously announced and paid by the Company.

    Movements in Controlled Entities during three months ended 30 June 2016

There were no movements in controlled entities during three months ended 30 June 2016.

    Review

The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 1st Quarter Ended 30 June 2016

Contents

1.	Media Release
2.	Management’s Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2015 Annual Report which can be found on the company website at www.jameshardie.com.